Exhibit 99.1

In the District Court of Tel Aviv

Saifun Semiconductors Ltd.

(hereinafter the “Company”)

Public Company No. 51-239733-2

6 Aryeh Regev Str., Sappir Industrial Zone, Netanya 42504, Israel

Tel: 972-9-8928444 Fax: 972-9-8928425

Herein represented by the law offices of Eitan, Mehulal, Pappo, Barath & Co.

of 10 Abba Eban Blvd., Herzlia 46120, Israel

Tel: 972-9-9726000 Fax: 972-9-97260001

Notice regarding Submission of an Application for Approval of a Merger arrangement according to the Companies' Regulations (Application for a Settlement or Arrangement) 5762-2002

(hereinafter the "Arrangement Regulations")

and regarding the submission of an Application for Approval of a Distribution according to the
Companies' Regulations (Confirmation of a Distribution), 5761-2001

(hereinafter the "Distribution Regulations")

On October 25, 2007, an application was filed by Company in the District Court of Tel Aviv, as follows:

1.	An application for the approval of a merger arrangement between the Company and Atlantic Star Merger Sub Ltd.

2.	An application for the approval of a distribution in the amount of up to US$163.4 million (but not less then US$158.3 million) in cash to the Company’s shareholders, subject to the approval and consummation of the merger agreement, from which a distribution of an amount of up to US$105.1 million (but not less then US$100.1 million) does not comply with the profit requirement set forth in Section 302 of the Companies Law 5759-1999. (“Distribution Amount”)

3.	As of the date of this notice, the Company’s paid-in capital is approximately US$242.9 million.

4.	A copy of the application and all documents annexed thereto will be delivered to any person following the receipt of a written request (to be addressed to the law offices of Eitan, Mehulal, Pappo, Barath & Co. c/o: Adv. Guy Hadar, Company Secretary). In addition, one may review the full version of the application at the Company’s offices at 6 Aryeh Regev Str., Sappir Industrial Zone, Netanya 42504, Israel, during Sunday to Thursday between 09:00 to 17:00 by approaching the Company’s representative, Mr. Igal Shany, the Company’s chief financial officer, Tel. number: 972-9-8928444.

5.	In accordance with Article 11 of the Arrangement Regulations, a person who wishes to oppose to the above mentioned merger arrangement court application, will file his opposition with court within 21 days of the application filing date.

6.	Company’s creditors may approach to the District Court of Tel Aviv and oppose to the approval of distribution application within 30 days of the date of this notice, or within a later date as determined by the District Court of Tel Aviv.

7.	One may approach to the Company’s representative at the address mentioned above, for receiving information regarding Court proceedings and decisions, including information regarding the last date for filing his opposition to the distribution application.

Best Regards, Saifun Semiconductors Ltd.